Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

DISCLOSEABLE TRANSACTION RENEWAL OF REVOLVING LOAN FACILITY

RENEWAL OF THE REVOLVING LOAN FACILITY

Reference is made to the announcements of the Company dated 20 September 2016, 24 January 2017, 8 December 2017, 25 June 2019, 1 December 2021 and 31 December 2024 in relation to the provision of Revolving Loan Facility by the Company to the Borrower Group.

On 27 March 2025, the Company entered into the Sixth Renewal Agreement with the Borrower pursuant to which the Lender agreed to renew the existing Revolving Loan Facility in the amount of HK$21 million at the same interest rate of 12% per annum for a period from 1 April 2025 to 31 December 2027. Subject to the terms and conditions, the unsecured Renewed Revolving Loan Facility can be drawn down at any time for a maximum of one year during the availability period. The Sixth Renewal Agreement will become effective on 1 April 2025. All outstanding loan balances (if any) under the Fifth Renewal Agreement will be carried forward as new loan under the Sixth Renewal Agreement. As of the date of this announcement, the Borrower Group has an outstanding loan balance of HK$10.8 million.

LISTING RULES IMPLICATION

The entering into of the Sixth Renewal Agreement constitutes a discloseable transaction for the Company. As the relevant applicable percentage ratios (as defined in the Listing Rules) for the Renewed Revolving Loan Facility exceed 5% but are less than 25%, the grant of the Renewed Revolving Loan Facility constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules and is subject to the notification and announcement requirements under the Listing Rules but exempt from the shareholders’ approval requirement.

In addition, as the Renewed Revolving Loan Facility under the Sixth Renewal Agreement granted to the Borrower does not exceed 8% under the assets ratio defined under Rule 14.07(1) of the Listing Rules, the entering into of the Sixth Renewal Agreement is not subject to the general disclosure obligations under Rules 13.13 and 13.15 of the Listing Rules.

RENEWAL OF THE REVOLVING LOAN FACILITY

On 27 March 2025, the Company entered into the Sixth Renewal Agreement with the Borrower pursuant to which the Lender agreed to renew the existing Revolving Loan Facility in the amount of HK$21 million at the same interest rate of 12% per annum during the availability period from 1 April 2025 to 31 December 2027.

THE SIXTH RENEWAL AGREEMENT

The principal terms of the Sixth Renewal Agreement are summarised as follows:

Date:	27 March 2025

Lender:	The Company

Borrower Group:	Earthasia Worldwide Holdings Limited, a company incorporated in Hong Kong with limited liability and its subsidiaries.

Amount of the Renewed Revolving Loan Facility:	Up to HK$21 million which is revolving in nature in which any part of the Renewed Revolving Loan Facility that is repaid or prepaid may be re- borrowed by the Borrower, subject to the terms and conditions of the Sixth Renewal Agreement.

Repayment Term:	Maximum of one year from the date of drawdown, subject to further written agreement between the Lender and the Borrower on any possible extension.

Repayment:	Subject to the Lender’s overriding right of repayment on demand, the Borrower shall repay the Renewed Revolving Loan Facility in full in one lump sum together with all interest accrued thereon and all other monies payable under the Sixth Renewal Agreement on the maturity date. In addition, the Lender shall have the right from time to time in its absolute and sole discretion require or demand any collateral which is with a value equivalent or over the outstanding amount from the Borrower.

Prepayment:	The Borrower may prepay all or any part of a drawdown prior to the maturity date without penalty. Any prepayment of a drawdown will refresh the available amount of the Renewed Revolving Loan Facility for drawing

Interest:	Interest shall accrue on the outstanding balance of any drawdown at the rate of 12% per annum.

Conditions:	The Lender shall have absolute discretion as to whether to make available any sum for any drawdown under the Sixth Renewal Agreement.

INFORMATION OF THE GROUP

The Company is an investment holding company. The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

INFORMATION ON THE BORROWER GROUP

The Borrower and its subsidiaries are principally engaged in the trading of Japanese goods which includes foods, cosmetics, groceries, daily necessities etc. between Japan, Hong Kong and the PRC.

The Borrower is a company incorporated in Hong Kong with limited liability and is owned as to 30% by the Group, which has been accounted for as an investment in joint venture. To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, the holder of the remaining 70% issued share capital of the Borrower and its ultimate beneficial owners are third parties independent of and not connected with the Company and its connected persons. The Borrower is not a commonly held entity of the Group within the meaning of Rule 14A.27 of the Listing Rules and the loan is not a connected transaction under Chapter 14A of the Listing Rules.

REASONS FOR AND BENEFITS OF THE PROVISION OF THE RENEWED REVOLVING LOAN FACILITY

The terms of the Sixth Renewal Agreement were arrived at after arm’s length negotiations between the Lender and the Borrower.

Having considered the background of the Borrower Group and the interest income to be earned by the Group, the Directors consider that it is beneficial to enter into the Sixth Renewal Agreement. The Directors consider that the Renewed Revolving Loan Facility will result in a reasonable income and interest return to the Group. The Directors believe that the terms of the Renewed Revolving Loan Facility are on normal commercial terms, which are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

The Renewed Revolving Loan Facility will be funded by internal resources of the Group and financing from the other lending institutions and will be recorded as loan receivables of the Group.

LISTING RULES IMPLICATIONS

The entering into of the Sixth Renewal Agreement constitutes a discloseable transaction for the Company. As the relevant applicable percentage ratios (as defined in the Listing Rules) for the Renewed Revolving Loan Facility exceed 5% but are less than 25%, the grant of the Renewed Revolving Loan Facility constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules and is subject to the notification and announcement requirements under the Listing Rules but exempt from the shareholders’ approval requirement.

In addition, as the Renewed Revolving Loan Facility under the Sixth Renewal Agreement granted to the Borrower does not exceed 8% under the assets ratio defined under Rule 14.07(1) of the Listing Rules, the entering into of the Sixth Renewal Agreement is not subject to the general disclosure obligations under Rules 13.13 and 13.15 of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the otherwise stated:-

“associate(s)”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of directors of the Company

“Borrower”	Earthasia Worldwide Holdings Limited ( 泛亞國貿有限公司)

“Borrower Group”	Borrower and its subsidiaries

“Company”	Graphex Group Limited (烯石電動汽車新材料控股有限公司), an exempted company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Stock Exchange

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“Director(s)”	the director(s) of the Company

“Sixth Renewal Agreement”	the sixth renewal agreement dated 27 March 2025 entered into between the Lender and the Borrower

“Fifth Renewal Agreement”	the fifth renewal agreement dated 31 December 2024 entered into between the Lender and the Borrower

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the People’s Republic of China

“independent third party(ies)	has the meaning ascribed thereto under the Listing Rules

“Lender”	the Company

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China

“Renewed Revolving Loan Facility”	The unsecured renewed Revolving Loan Facility of up to HK$21 million provided by the Lender to the Borrower Group pursuant to the terms and conditions of the Sixth Renewal Agreement

“Revolving Loan Facility”	the unsecured revolving loan facility provided by the Lender to the Borrower pursuant to the terms and conditions of the Fifth Renewal Agreement

“Share(s)”	ordinary share(s) of HK$0.05 each in the share capital of the Company

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“%”	per cent

By order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 27 March 2025

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross, and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non- executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong.

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